FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2013

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 13, 2013, announcing Registrant’s financial results for the fourth quarter and full year 2012.

We consent to the incorporation by reference in the Registration Statements on Form F-3 (Registration Nos. 333-160683 and No. 333-174142) and the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-123410, 333-132649, 333-158476 and 333-180552).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 13, 2013	By:	/s/ Alon Levy
Alon Levy
Corporate Secretary

Gilat Announces Fourth Quarter and Full Year 2012 Results

Fourth quarter highlights: Revenue growth of 9% over third quarter 2012, EBITDA margin of 11% and
$18.1 million cash generated from operating activities

Petah Tikva, Israel – February 13, 2013 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the fourth quarter and year ended December 31, 2012.

Key Highlights:

•	Quarterly revenues of $97.4 million, compared to $93.6 million in the fourth quarter of 2011
•	Full year revenues increased to $348.4 million, up from $339.2 million in 2011
•	In the fourth quarter EBITDA increased to $10.7 million or a margin of 11%
•	Cash generated from operating activities increased significantly to $18.1 million in Q4 2012
•	Net cash over debt of $21.4 million up from $4.4 million at end of 2011
•	Operational costs decreased by $8.3 million during 2012
•	Company recorded a non-cash impairment of goodwill and other intangible assets in the amount of $31.9 million related to Wavestream

Revenues for the fourth quarter of 2012 were $97.4 million, compared to $93.6 million for the same period in 2011. Revenues for the year ended December 31, 2012 were $348.4 million, compared to $339.2 million in the year ended December 31, 2011.

On a GAAP basis, the Company had an operating loss in the fourth quarter of 2012 of $28.1 million compared to an operating loss of $15.2 million in the fourth quarter of 2011. On a GAAP basis, the Company had an operating loss for the year 2012 of $25.1 million, compared with an operating loss of $12.3 million in the prior year. The Company’s GAAP operating loss was mainly affected by a non-cash impairment of goodwill and other intangible assets in the amount of $31.9 million relating to Wavestream.

On a non-GAAP basis, operating income for the fourth quarter of 2012 was $6.6 million similar to the operating income in the fourth quarter of 2011. On a non-GAAP basis, operating income for the year ended December 31, 2012 was $16.8 million compared to $17.5 million in the full year 2011.

On a non-GAAP basis, net income for the fourth quarter was $7.7 million, or $0.18 per diluted share, compared to net income of $8.4 million, or $0.20 per diluted share, in the comparable period in 2011. Non-GAAP net income for 2012 was $16.0 million or $0.37 per diluted share, compared to net income of $15.9 million, or $0.37 per diluted share, in the comparable period in 2011.

EBITDA for the fourth quarter of 2012 reached $10.7 million compared with $10.8 million in the comparable period in 2011. EBITDA for the twelve months of 2012 reached $32.1 million compared with $33.5 million in the comparable period in 2011. Cash generated from operating activities was $18.1 million in the fourth quarter of 2012.

“We are very pleased with our overall numbers for the fourth quarter as well as year-end 2012, and our prospects going forward,” said Erez Antebi, Chief Executive Officer of Gilat. “This quarter was highlighted by a 9% revenue growth from the third quarter of 2012, EBITDA margin of 11% and over $18 million of cash generation from operating activities. With regards to Wavestream, we believe they will continue to grow in the future, as it has done over the last three quarters, both in revenue and profitability. However, the continuing pressure and ongoing uncertainties surrounding future spending on DoD budgets in the U.S., as well as other elements, have led us to extend our anticipated timeframe and moderate the forecasted pace of growing the Wavestream business. Therefore in accordance with ASC 350, we are taking this quarter a non-cash impairment of goodwill and other intangible assets charge related to Wavestream.”

“On the commercial side of the business, we continue to see a strong rate of implementation at NBN Co. in Australia, and new orders for our Ka CPE from several European ISPs as the SES Broadband Services consumer rollout was launched in mid-December. We closed several new Defense deals in the quarter and continue to expand our position as a leader in Satellite-on-the-Move technology as exemplified by our recent wins in the avionics industry. We have also closed several significant contracts in our Services Division with new and existing customers.”

Antebi concluded, “Looking forward into 2013, we will continue to focus on achieving revenue targets, increased profitability and improved cash generation. Our management objectives for 2013 are to generate revenues in the range of $350 million to $360 million with EBITDA margins of 9%, similar to what we achieved in 2012.”

Key Recent Announcements:

•	Gilat’s Spacenet Awarded Multi-Year Contract with One of World’s Leading Delivery Service Organizations;
•	Gilat Awarded Premier VSAT Vendor for Mexican Government New Broadband Connectivity Initiative;
•	Gilat’s Wavestream Wins Contract with Honeywell for In-flight Connectivity;
•	Gilat Peru Wins $9.6m Contract with Banco de la Nacion to Provide Satellite Connectivity;
•	Gilat and Huawei Partnering to Deliver Cellular Backhaul Solution to a SE Asian MNO;
•	Gilat Expands Military Customer Portfolio with Southeast Asian Navy Contract;
•	Gilat Announces the Release of the Wavestream Ku-Band Matchbox Mini BUC;
•	Gilat’s Wavestream Delivering Airborne Transceivers to TECOM.

Conference Call and Webcast Details:
Gilat management will host a conference call today at 14:30 GMT/ 09:30 EST/ 16:30 IST (Israel Standard Time) to discuss the results. International participants are invited to access the call at (972) 3-918-0609, and US-based participants are invited to access the call by dialing (888) 668-9141. A replay of the conference call will be available beginning at approximately 17:00 GMT/ 12:00 EST/ 19:00 IST today, until 17:00 GMT/ 12:00 EST/ 19:00 IST February 15, 2013.  International participants are invited to access the replay at (972) 3-925-5900 and US-based participants are invited to access the replay by dialing (888) 295-2634. A replay of the call may also be accessed as a webcast via Gilat’s website at www.gilat.com and will be archived for 30 days.

Notes:

(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements are unaudited. To supplement the consolidated financial information and statements presented in accordance with GAAP, the Company presents Gilat's EBITDA before the impact of non-cash share-based payment charges, depreciation and amortization, other income and other costs related to acquisition transactions. Non-GAAP presentations of net income, EBITDA and earnings per share are provided to enhance the understanding of the Company's historical financial performance and comparability between periods.

(2) Operating income before depreciation, amortization, non-cash stock option expenses as per ASC 718 (formerly SFAS 123(R)) and other costs related to acquisition transactions ('EBITDA') is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company's Operating income and EBITDA is presented in the attached summary financial statements.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in the United States, Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Contact:

Phil Carlson / Josh Dver, KCSA	David Leichner, Gilat Satellite Networks Ltd.
pcarlson@kcsa.com / jdver@kcsa.com	davidle@gilat.com
1 (212) 896 1233 / 1239	(972) 3 925 2321

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	December 31,	December 31,
	2012	2011
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	66,968	56,231
Short-term restricted cash	3,794	7,034
Restricted cash held by trustees	1,664	1,549
Trade receivables, net	60,991	51,654
Inventories	24,973	31,933
Other current assets	29,140	25,767
Total current assets	187,530	174,168

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	1,151	2,025
Severance pay fund	9,703	9,722
Long-term trade receivables, receivables in respect of capital
leases and other receivables	19,781	20,219
Total long-term investments and receivables	30,635	31,966

PROPERTY AND EQUIPMENT, NET	94,727	100,926

INTANGIBLE ASSETS, NET	35,991	49,927

GOODWILL	65,760	89,691

TOTAL ASSETS	414,643	446,678

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	December 31,	December 31,
	2012	2011
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	3,517	2,971
Current maturities of long-term loans and convertible notes	7,963	19,092
Trade payables	23,240	25,477
Accrued expenses	24,353	25,609
Short-term advances from customer, held by trustees	4,448	1,551
Other current liabilities	40,336	36,764

Total current liabilities	103,857	111,464

LONG-TERM LIABILITIES:
Accrued severance pay	9,513	9,445
Long-term loans, net	40,747	40,353
Other long-term liabilities	18,569	25,341

Total long-term liabilities	68,829	75,139

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	1,909	1,882
Additional paid in capital	869,822	867,098
Accumulated other comprehensive income	2,864	541
Accumulated deficit	(632,638)	(609,446)

Total equity	241,957	260,075

TOTAL LIABILITIES AND EQUITY	414,643	446,678

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

	Three months ended				Three months ended
	December 31, 2012			December 31, 2011
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	97,428	-	97,428	93,604	-	93,604
Cost of revenues	64,567	(1,742)	62,825	59,943	(1,699)	58,244
Gross profit	32,861	1,742	34,603	33,661	1,699	35,360
	34%		36%	36%		38%
Research and development expenses:
Expenses incurred	8,022	(111)	7,911	8,963	(48)	8,915
Less - grants	710	-	710	635	-	635
	7,312	(111)	7,201	8,328	(48)	8,280
Selling and marketing expenses	12,534	(362)	12,172	11,776	(325)	11,451
General and administrative expenses	8,961	(354)	8,607	9,270	(263)	9,007
Impairment of goodwill and Intangible assets and restructuring costs	32,194	(32,194)	-	19,478	(19,478)	-
Operating income (loss)	(28,140)	34,763	6,623	(15,191)	21,813	6,622
Financial expenses, net	(215)	-	(215)	(113)	-	(113)
Other income	2,729	(2,729)	-	1,863	(1,863)	-
Income (loss) before taxes on income	(25,626)	32,034	6,408	(13,441)	19,950	6,509
Tax benefit	(1,324)	-	(1,324)	(1,911)	-	(1,911)
Net income (loss)	(24,302)	32,034	7,732	(11,530)	19,950	8,420

Basic net earnings (loss) per share	(0.58)		0.19	(0.28)		0.20
Diluted net earnings (loss) per share	(0.58)		0.18	(0.28)		0.20

Weighted average number of shares used in
computing net earnings (loss) per share:
Basic	41,603		41,603	41,111		41,111
Diluted	41,603		43,556	41,111		42,782

(1) Adjustments reflect the effect of non-cash stock options expenses as per ASC 718, amortization of intangible assets related to acquisition transactions, Costs related to acquisition transactions, impairment of goodwill and intangible assets and restructuring costs and other income.

	Three months ended	Three months ended
	December 31, 2012	December 31, 2011
	Unaudited	Unaudited
Non-cash stock-based compensation expenses:
Cost of Revenues	70	69
Research and development	111	48
Selling and marketing	132	95
General and administrative	354	263
	667	475

Amortization of intangible assets related to acquisition transactions:
Cost of Revenues	1,672	1,630
Selling and marketing	230	230
	1,902	1,860

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

		Year Ended			Year Ended
	December 31, 2012			December 31, 2011
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited		Unaudited	Unaudited

Revenues	348,363	-	348,363	339,201	-	339,201
Cost of revenues	235,363	(6,690)	228,673	217,574	(7,416)	210,158
Gross profit	113,000	6,690	119,690	121,627	7,416	129,043
	32%		34%	36%		38%
Research and development expenses:
Expenses incurred	32,296	(354)	31,942	35,076	(222)	34,854
Less - grants	3,055	-	3,055	3,375	-	3,375
	29,241	(354)	28,887	31,701	(222)	31,479
Selling and marketing expenses	42,631	(1,335)	41,296	46,523	(1,379)	45,144
General and administrative expenses	34,075	(1,374)	32,701	36,005	(1,058)	34,947
Costs related to acquisition transactions	-	-	-	256	(256)	-
Impairment of goodwill and intangible assets and restructuring costs	32,194	(32,194)	-	19,478	(19,478)	-
Operating income (loss)	(25,141)	41,947	16,806	(12,336)	29,809	17,473
Financial expenses, net	(2,642)	-	(2,642)	(1,931)	-	(1,931)
Other income	2,729	(2,729)	-	8,074	(8,074)	-
Income (loss) before taxes on income	(25,054)	39,218	14,164	(6,193)	21,735	15,542
Tax benefit	(1,862)	-	(1,862)	(343)	-	(343)
Net income (loss)	(23,192)	39,218	16,026	(5,850)	21,735	15,885

Basic net earnings (loss) per share	(0.56)		0.39	(0.14)		0.39
Diluted net earnings (loss) per share	(0.56)		0.37	(0.14)		0.37

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	41,410		41,410	40,929		40,929
Diluted	41,410		43,406	40,929		42,889

(1) Adjustments reflect the effect of non-cash stock options expenses as per ASC 718, amortization of intangible assets related to acquisition transactions, Costs related to acquisition transactions, impairment of goodwill and intangible assets and restructuring costs and other income.

	Year Ended	Year Ended
	December 31, 2012	December 31, 2011
	Unaudited	Unaudited
Non-cash stock-based compensation expenses:
Cost of Revenues	300	295
Research and development	354	222
Selling and marketing	417	434
General and administrative	1,374	1,058
	2,445	2,009

Amortization of intangible assets related to acquisition transactions:
Cost of Revenues	6,390	7,121
Selling and marketing	918	945
	7,308	8,066

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Year ended		Three months ended
	December 31,		December 31,
	2012	2011	2012	2011
	Unaudited		Unaudited	Unaudited

Revenues	348,363	339,201	97,428	93,604
Cost of revenues	235,363	217,574	64,567	59,943
Gross profit	113,000	121,627	32,861	33,661
Research and development expenses:
Expenses incurred	32,296	35,076	8,022	8,963
Less - grants	3,055	3,375	710	635
	29,241	31,701	7,312	8,328
Selling and marketing expenses	42,631	46,523	12,534	11,776
General and administrative expenses	34,075	36,005	8,961	9,270
Costs related to acquisition transactions	-	256	-	-
Impairment of goodwill and Intangible assets and restructuring costs	32,194	19,478	32,194	19,478
Operating loss	(25,141)	(12,336)	(28,140)	(15,191)
Financial expenses, net	(2,642)	(1,931)	(215)	(113)
Other income	2,729	8,074	2,729	1,863
Loss before taxes on income	(25,054)	(6,193)	(25,626)	(13,441)
Tax benefit	(1,862)	(343)	(1,324)	(1,911)
Net loss	(23,192)	(5,850)	(24,302)	(11,530)

Basic net loss per share	(0.56)	(0.14)	(0.58)	(0.28)
Diluted net loss per share	(0.56)	(0.14)	(0.58)	(0.28)

Weighted average number of shares used in
computing net loss per share
Basic	41,410	40,929	41,603	41,111
Diluted	41,410	40,929	41,603	41,111

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2012	2011	2012	2011
	Unaudited		Unaudited	Unaudited

Cash flows from operating activities:
Net loss	(23,192)	(5,850)	(24,302)	(11,530)
Adjustments required to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization	22,582	24,121	5,991	6,070
Impairment of goodwill and other intangible assets	31,879	18,043	31,879	18,043
Gain from the sale of an investment accounted for at cost	-	(3,034)	-	-
Stock-based compensation related to employees	2,445	2,009	667	475
Accrued severance pay, net	88	(285)	(150)	(21)
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	(209)	500	(114)	269
Exchange rate differences on long-term loans	90	(112)	81	(262)
Capital loss from disposal of property and equipment	61	286	14	168
Deferred income taxes	(3,657)	(428)	(2,578)	(1,589)
Decrease (increase) in trade receivables, net	(9,891)	646	733	3,553
Increase in other assets (including short-term, long-term
and deferred charges)	(3,054)	(21,062)	(728)	(1,825)
Decrease (increase) in inventories	4,969	(4,889)	2,522	(1,194)
Increase (decrease) in trade payables	(2,176)	7,066	(3,009)	3,912
Increase (decrease) in accrued expenses	(1,265)	11	1,366	575
Increase (decrease) in advances from customer, held
by trustees, net	2,897	547	(39)	(1,062)
Increase (decrease) in other accounts payable and other long term liabilities	4	(8,972)	5,748	1,407
Net cash generated from operating activities	21,571	8,597	18,081	16,989

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2012	2011	2012	2011
	Unaudited		Unaudited	Unaudited
Cash flows from investing activities:
Purchase of property and equipment	(4,646)	(8,948)	(1,218)	(2,844)
Proceeds from sale of an investment accounted for at cost	-	3,034	-	-
Investment in restricted cash held by trustees	(35,442)	(11,737)	(6,741)	(5,417)
Proceeds from restricted cash held by trustees	35,447	10,660	12,931	6,213
Investment in restricted cash (including long-term)	(24,507)	(23,548)	(9,090)	(8,817)
Proceeds from restricted cash (including long-term)	28,639	23,014	7,762	6,045
Proceeds from working capital adjustment to subsidiary purchase price	-	1,465	-	-
Acquisitions of subsidiaries, net of cash acquired	-	(1,867)	-	-
Purchase of intangible asset	(89)	(38)	(7)	(12)
Net cash generated from (used in) investing activities	(598)	(7,965)	3,637	(4,832)

Cash flows from financing activities:
Repayment of convertible notes	(14,322)	(835)	(14,322)	(441)
Issuance of restricted stock units and exercise of stock options	254	27	236	7
Short-term bank credit, net	546	842	(644)	200
Proceeds from long-term loans	10,000	-	-	-
Repayment of long-term loans	(6,452)	(1,225)	(1,017)	(178)
Net cash used in financing activities	(9,974)	(1,191)	(15,747)	(412)

Effect of exchange rate changes on cash and cash equivalents	(262)	(448)	(29)	(9)

Increase (decrease) in cash and cash equivalents	10,737	(1,007)	5,942	11,736

Cash and cash equivalents at the beginning of the period	56,231	57,238	61,026	44,495

Cash and cash equivalents at the end of the period	66,968	56,231	66,968	56,231

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2012	2011	2012	2011
	Unaudited	Unaudited	Unaudited	Unaudited

Operating loss	(25,141)	(12,336)	(28,140)	(15,191)
Add:
Non-cash stock-based compensation expenses	2,445	2,009	667	475
Costs related to acquisition transactions	-	256	-	-
Impairment of goodwill and Intangible assets and restructuring costs	32,194	19,478	32,194	19,478
Depreciation and amortization	22,582	24,121	5,991	6,070
EBITDA	32,080	33,528	10,712	10,832